BRUCE M. PRITCHETT, L.C.
Attorney at Law
8 East Broadway, Suite 600A
Salt Lake City, Utah 84111
Phone: (801) 363-1288
Fax: (801) 531-1929

March 14, 2006

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC 20549

ATTN:    Karen J. Garnett, Esq.
Assistant Director

Re:       Axiom III, Inc.
Registration Statement on Form SB-2
Filed December 3, 2004; Amended December 15, 2004;
Amended June 27, 2005; Amended November 11, 2005;
Amended January 17, 2006, Amended February 15, 2006;
Amended March 14, 2006
File Number: 333-120967

Ladies and Gentlemen:

Thank you for your comment letter dated March 1, 2006 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form SB-2. We have filed Amendment No. 6 to Form SB-2/A (the “Form SB-2/A”) of Axiom III, Inc. (“Axiom”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed our revised Form SB-2/A-6 on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

Karen J. Garnett, Esq.
March 14, 2006

General

1.	Please update your financial statements and related notes in accordance with Rule 3-10(g) of Regulation S-B and amend your Form SB-2 filing, as appropriate.

Response 1: The Company has updated its financial statements and related notes and the Form SB-2 has been amended accordingly.

China World Trade Selling Security Holders Table

2.
We note your response to comment 2. You list “Cede & Company” as a selling stockholder. Please revise your table to include the name of the individual(s) that will offer shares pursuant to this registration statement. In this regard, we note that Cede & Company is a securities certificate depository.

Response 2: We have removed Cede & Company from the China World Trade Selling Security Holders Table and will not register any shares in the name of Cede & Company. Rather than distributing the 102,612 shares to Cede & Company (as currently appear in the table), China World Trade will retain those shares in its own name, since it owned them before proposing the current registered distribution anyway. The 102,612 shares of our common stock that were listed in the name of Cede & Company are now being registered in the name of China World Trade for later distribution to the approximately 1,500 shareholders who own China World Trade’s stock in street name.

This seems like the most appropriate and efficient response to the SEC Staff’s concern, because listing all 1500 holders in street name (another name for Cede & Company’s holdings) is for all practical purposes impossible. The Commission is certainly aware of the fact that Cede & Company will only make available to us a so-called NOBO (Non-Objecting Shareholders) List. Cede & Company will not make available the names of the remaining shareholders on the OBO (Objecting Shareholders) List—because these shareholders have specifically objected to the release of their names. There is no way to obtain such names once the shares go into street name.

The SEC Staff need not be concerned that any material amount of shares will find their way into the hands of some unapproved person through this process, however. As of March 14, 2006, Axiom III, Inc. has 14,020,000 shares of common stock issued and outstanding. The 102,612 shares currently attributable to Cede & Company make up only .7 percent of that amount. Even if all 102,612 shares were held by one person, that would not amount to a material percentage of the company’s stock—and it is estimated that the 102.612 shares in street name must be divided among approximately 1,500 shareholders, which makes for very small portions indeed. Moreover, even as a percentage of the shares registered in this offering, Cede & Company’s portion is only 9.16 percent of the total, and this 9.16 percent must be divided 1500 different ways among Cede & Company’s constituent holders—a small portion for each individual shareholder, indeed.

Karen J. Garnett, Esq.
March 14, 2006

Our proposal works in practice, and in practice the public is protected, because Cede & Company has a fiduciary obligation to distribute share dividend distributions to all holders in street name. China World Trade will endorse and deliver a certificate for 102,612 registered shares to Cede & Company, and then Cede & Company will arrange with our transfer agent to have those shares broken down into the proper names. The distribution of registered shares would then be complete, all in compliance with the registration requirements of the Act.

Item 21. Directors, Executive Officers, Promoters and Control Persons

3.	Please revise to update your executive compensation table, as required by Item 402 of Regulation S-B.

Response 3: The executive compensation table has been updated, as required by Item 402 of Regulation S-B.

Item 28. Undertakings

4.	Please revise to include the undertaking required by Item 512(g)(2) of Regulation S-B.

Response 4: As requested, the Form SB-2/A-6 Registration Statement has been revised to include the undertaking required by Item 512(g)(2) of Regulation S-B.

Exhibit 23.1

5.	We note that the date of consent is February 10, 2005 and it appears that the year 2005 may have been typed in error. Please provide a current consent with your amended filing.

Response 5: The year on the consent, 2005, was a typographical error. A current consent with the correct date and year has been provided with our amended filing.

Please let us know if you have any further questions.

Sincerely,

Bruce M. Pritchett
Counsel for Axiom III, Inc.

BMP/mm
Enclosures

cc: Lawrence Nault, President